OSISKO SHAREHOLDERS OVERWHELMINGLY APPROVE ORION TRANSACTION

(Montréal, July 31, 2017) Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that its shareholders have overwhelmingly approved at 99.6% the issuance of shares required to complete the acquisition of the Orion portfolio consisting of 74 royalties, streams, and precious metal offtakes at the Special Meeting of Shareholders held today in Montréal. Approximately 76.8% of the shares outstanding at the record date of June 19, 2017, were represented in person or by proxy at the meeting.

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer, commenting on the results of the Meeting of Shareholders: “We are extremely grateful for the strong support for our transformational transaction with Orion which, we believe, will deliver great returns for our shareholders”.

The resolution approved by disinterested shareholders authorizes the Corporation to issue a total of 50,179,414 shares, including 30,906,594 shares to Orion Mine Finance as part of the consideration for the acquisition, and 19,272,820 shares as part of private placement to the Caisse de dépôt et placement du Québec and the Fonds de solidarité FTQ at a price of $14.56 to partially fund the cash consideration of the acquisition.

The transaction is expected to close later today.

About Osisko

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Prior to the Transaction announced on June 5, 2017, it held over 50 royalties and one stream, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0% to 3.5% sliding scale NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar mine (Canada). Osisko also owns a portfolio of publicly held resource companies, including a 15.3% interest in Osisko Mining Inc., 14.7% in Osisko Metals Ltd., 13.3% in Falco Resources Ltd. and 33.4% in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. For more information, visit osiskogr.com.

For further information please contact, Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. These forward-looking statements, may involve, but are not limited to, comments with respect to the directors and officers of Osisko, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s acquisition of the Orion Portfolio. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.